EXHIBIT 99.1

Volvo Truck deliveries -- November 2003

GOTEBORG, Sweden, Dec. 16, 2003 (PRIMEZONE) -- Deliveries of trucks from the Volvo Group to date this year declined 3%, compared with the year-earlier period. Mack Trucks was down 23% and Renault Trucks declined by 7%. However, Volvo Trucks posted an increase of 8%.

On a 12-month rolling basis, total order bookings for the truck brands were up 3% compared with the preceding year, with Europe 1% lower and North America down 2%.

Deliveries by market area:

 Delivered Units          Year-to-Date       Change
 Volvo Group               2003       2002
 Europe                  82 560     87 136        -5%
     Western Europe      74 093     79 166        -6%
     Eastern Europe       8 467      7 970         6%
 North America           31 362     34 809       -10%
 South America            5 316      4 867         9%
 Asia                    13 904      8 143       n.a.
 Other markets            6 338      8 885       n.a.
 Total Volvo Group      139 480    143 840        -3%

 Mack Trucks, Inc.
 Deliveries by market area:
 Delivered Units          Year-to-Date       Change
 Mack Trucks, Inc.         2003       2002
 Europe                       1          1       n.a.
     Western Europe           1          1       n.a.
 North America           15 535     20 800       -25%
 South America              364        586       -38%
 Asia                       101         18       461%
 Other markets            1 128        883        28%
 Total Mack Trucks,      17 129     22 288       -23%
 Inc.

 Renault Trucks
 Deliveries by market area:
 Delivered Units          Year-to-Date       Change
 Renault Trucks            2003       2002
 Europe                  48 069     52 568        -9%
     Western Europe      44 260     49 116       -10%
     Eastern Europe       3 809      3 452        10%
 North America              332                   n.a.
 South America              186                   n.a.
 Asia                     3 163        345       n.a.
 Other markets            2 571      5 651       n.a.
 Total Renault           54 321     58 564        -7%
 Trucks

Volvo Trucks

Deliveries by market area:

 Delivered Units          Year-to-Date       Change
 Volvo Trucks              2003       2002
 Europe                  34 490     34 567         0%
     Western Europe      29 832     30 049        -1%
     Eastern Europe       4 658      4 518         3%
 North America           15 495     14 009        11%
 South America            4 766      4 281        11%
 Asia                    10 640      7 780        37%
 Other markets            2 639      2 351        12%
 Total Volvo Trucks      68 030     62 988         8%

For further information, contact:
 Media Relations: Bernard Lancelot, Renault Trucks
 +33 4 72 96 27 59

 Bob Martin, Mack Trucks, Inc.
 +1 (610) 709-2670

 Tommy Kohle, Volvo Truck Corporation
 +46 31 66 65 17, +46 70 67 66 517

 Investor Relations:
 Fredrik Brunell, AB Volvo
 +46 31 66 11 91

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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